AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 2000
================================================================================


                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2000

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F     X          Form 40-F
                                   ----------               ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                      No           X
                                   ----------              ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

================================================================================

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek societe anonyme (the "Company"), for the fiscal quarter ended June 30, 2000.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

PART I.       FINANCIAL INFORMATION
                                                                                                    Page
                                                                                                    ----
     ITEM 1.   UNAUDITED FINANCIAL STATEMENTS

         Consolidated Statements of Operations for the three months ended June
         30, 1999 and 2000 and the six months ended June 30, 1999 and 2000.....................       1

         Consolidated Balance Sheets as of December 31, 1999 and June 30,
         2000..................................................................................       2

         Consolidated Statement of Shareholders' Equity for the six months
         ended June 30, 2000...................................................................       4

         Consolidated Statements of Cash Flows for the six months ended
         June 30, 1999 and 2000................................................................       5

         Notes to Financial Statements.........................................................       6

     ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF
                  OPERATIONS...................................................................      19

     ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES
                  ABOUT MARKET RISK............................................................      28

PART II.      OTHER INFORMATION

     ITEM 2.      CHANGES IN SECURITIES AND USE OF PROCEEDS....................................      30

     ITEM 5.      OTHER INFORMATION............................................................      30

PART I.   FINANCIAL INFORMATION

ITEM 1.   UNAUDITED FINANCIAL STATEMENTS


                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                For the three months ended June 30, 1999 and 2000
               and for the six months ended June 30, 1999 and 2000

     (In thousands of drachmae and U.S. dollars, except earnings per share)

                                                Unaudited Three Months          Unaudited Six Months
                                      Notes         Ended-June-30,                Ended-June-30,
                                      -----         --------------                --------------
                                                1999                    2000                      1999             2000
                                                ----                    ----                      ----             ----
                                                (GRD)          (GRD)          ($)          (GRD)          (GRD)         ($)
Advertising revenue.................            10,832,730     12,829,991      36,346      18,456,677     21,754,912     61,629
Related party revenue...............     3         541,763        376,652       1,067         959,593        688,978      1,952
Publication revenue.................                     -      1,765,548       5,002               -      3,711,627     10,514
Other revenue.......................               197,496      1,043,983       2,957         368,760      1,375,691      3,897
                                                ----------     ----------      ------      ----------     -----------    ------
Total net revenue...................            11,571,989     16,016,174      45,372      19,785,030     27,531,208     77,992
                                                ----------     ----------      ------      ----------     -----------    ------
Cost of sales.......................             1,823,016      4,039,573      11,444       3,249,877      7,556,309     21,406
Selling, general and administrative
   expenses.........................             1,221,152      2,034,854       5,764       2,580,755      3,558,156     10,080
Amortization of programming costs...             3,106,278      3,569,083      10,111       6,243,947      6,717,834     19,031
Depreciation and amortization.......               166,007        227,519         645         333,302        608,112      1,723
                                                ----------     ----------      ------      ----------     -----------    ------
Operating income....................             5,255,536      6,145,145      17,408       7,377,149      9,090,797     25,752
Interest income.....................               321,916        569,718       1,614         536,226      1,330,059      3,768
Interest expense....................              (877,244)    (1,128,982)     (3,198)     (1,776,623)    (2,253,659)    (6,384)
Foreign exchange (losses), net......     9        (617,986)      (212,028)       (601)       (528,390)    (1,620,697)    (4,591)
Equity in (loss) net income in
   unconsolidated affiliate.........                  (487)             -           -          14,898          2,677          8
Related party commission income.....     3          85,656              -           -         230,972         47,875        136
Other expense, net..................    11        (179,918)      (408,458)     (1,157)       (472,813)      (415,696)    (1,178)
Minority interest in (income) loss
  of consolidated entity, net.......                     -        (32,781)        (93)              -          5,209         15
                                                ----------     ----------      ------      ----------     -----------    ------
Earnings before income taxes........             3,987,473      4,932,614      13,973       5,381,419      6,186,565     17,526
Provision for income taxes..........     7       1,460,175      2,048,165       5,802       2,086,684      2,552,156      7,230
                                                ----------     ----------      ------      ----------     -----------    ------
Net income .........................             2,527,298      2,884,449       8,171       3,294,735      3,634,409     10,296
                                                ==========     ==========      ======      ==========     ===========    ======
Basic and diluted earnings
   per share........................                 127.3          145.3         0.4           166.0          183.1        0.5
                                                ==========     ==========      ======      ==========     ===========    ======

Exchange rate for the convenience translation of the June 30, 2000 balances is GRD 353.00 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                    As of December 31, 1999 and June 30, 2000
                   (In thousands of drachmae and U.S. dollars,
                           except earnings per share)

                                                                                                             Unaudited
                                                                               December 31,                   June 30,
                                                                         -----------------------      ----------------------
                                                                 Notes   1999           1999           2000          2000
                                                                 -----   ----           ----           ----          ----
                                                                         (GRD)           ($)          (GRD)          ($)
                            ASSETS
Current assets:
        CASH AND CASH EQUIVALENTS..............................           31,772,162      90,006       26,602,183     75,360
        RESTRICTED CASH........................................              425,266       1,205          241,677        685
        ACCOUNTS RECEIVABLE, LESS ALLOWANCE FOR DOUBTFUL
          ACCOUNTS OF  GRD 1,834,794 IN 1999 AND
           GRD 1,994,216 AT JUNE 30, 2000......................           21,873,360      61,964       29,624,845     83,923
        INVENTORIES............................................              438,006       1,241          818,078      2,317
        DUE FROM RELATED PARTIES...............................    3       3,300,360       9,349        3,325,183      9,420
        PROGRAMMING COSTS, NET.................................    4      11,824,168      33,496       12,342,550     34,965
        ADVANCES TO RELATED PARTIES............................    3         156,660         444          183,229        519
        ADVANCES TO THIRD PARTIES..............................            1,201,061       3,402        1,343,089      3,805
        PREPAID EXPENSES AND OTHER CURRENT ASSETS..............               89,214         253          115,295        327
        INCOME AND WITHHOLDING TAX ADVANCES....................              780,264       2,210          704,969      1,997
                                                                        ------------    --------       ----------    -------
        TOTAL CURRENT ASSETS...................................           71,860,521     203,570       75,301,098    213,318
                                                                        ------------     -------       ----------    -------

INVESTMENT IN UNCONSOLIDATED AFFILIATE.........................               75,806         215                -          -
PROPERTY AND EQUIPMENT, NET....................................            3,475,745       9,846        4,316,060     12,227
BROADCAST, TRANSMISSION AND PRINTING EQUIPMENT
   UNDER CAPITAL LEASES, NET...................................            1,649,742       4,674        1,520,246      4,306
DEFERRED CHARGES, NET..........................................            1,677,084       4,751        1,563,717      4,430
PROGRAMMING COSTS, EXCLUDING CURRENT PORTION...................    4       7,652,672      21,679        7,991,144     22,638
OTHER RECEIVABLE LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS
   AND FAIR VALUE OF GRD 480,000 IN 1999 AND
   GRD 572,050 AT JUNE 30, 2000................................              272,998         773          176,448        500
DUE FROM RELATED PARTY.........................................    3       3,276,667       9,282        3,528,595      9,996
ADVANCES TO RELATED PARTIES....................................    3         173,137         490          188,137        533
INTANGIBLE ASSETS, NET.........................................    5         970,561       2,749        1,001,018      2,836
DEFERRED TAX ASSETS............................................    7         396,702       1,124          319,089        904
Other assets...................................................    6         137,849         391        3,145,773      8,911
                                                                        ------------     -------       ----------    -------
    Total assets...............................................           91,619,484     259,544       99,051,325    280,599
                                                                        ============     =======       ==========    =======

Exchange rate for the convenience translation of the December 31, 1999 and June 30, 2000 balances is GRD 353.00 To $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                    As of December 31, 1999 and June 30, 2000
     (In thousands of drachmae and U.S. dollars, except earnings per share)

                                                                                                      Unaudited
                                                                         December 31,                  June 30,
                                                                   -----------------------     ----------------------
                                                           Notes   1999           1999         2000           2000
                                                           -----   ----           ----         ----           ----
                                                                   (GRD)          ($)          (GRD)          ($)
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    BANK OVERDRAFTS AND SHORT-TERM BORROWINGS...........            3,278,111        9,287     4,926,416      13,956
    CURRENT PORTION OF OBLIGATIONS UNDER CAPITAL LEASES.              385,856        1,093       354,112       1,003
    TRADE ACCOUNTS, NOTES AND CHEQUES PAYABLE...........            9,793,645       27,744     8,339,180      23,624
    PROGRAM LICENSE PAYABLE.............................            2,538,945        7,192     2,381,808       6,747
    PAYABLE TO RELATED PARTIES..........................   3           68,823          195             -           -
    CUSTOMER ADVANCES...................................              327,370          927       220,520         625
    ACCRUED INTEREST....................................            1,411,003        3,997     1,475,171       4,179
    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES......            4,184,880       11,855     3,923,583      11,115
    INCOME TAXES PAYABLE................................              237,525          673        77,954         221
    DEFERRED TAX LIABILITY..............................   7        1,965,298        5,567     3,603,600      10,208
    CURRENT PORTION OF OTHER LONG-TERM LIABILITY........            1,003,116        2,842       884,166       2,504
                                                                -------------      -------    ----------     -------
        TOTAL CURRENT LIABILITIES.......................           25,194,572       71,372    26,186,510      74,182
                                                                -------------      -------    ----------     -------
LONG-TERM LIABILITIES:
    LONG-TERM DEBT......................................   8       36,479,831      103,342    39,072,205     110,686
    LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES..........              704,971        1,997       621,157       1,760
    DEFERRED TAX LIABILITY..............................   7        1,599,096        4,530     2,258,071       6,398
    OTHER LONG-TERM LIABILITY...........................              532,483        1,509       106,483         302
    PAYABLE TO RELATED PARTIES..........................   3          185,000          524       185,000         524
    EMPLOYEE RETIREMENT BENEFITS........................              520,832        1,475       544,678       1,543
    LONG-TERM PROVISIONS................................              203,270          576       248,592         704
                                                                -------------      -------    ----------     -------
        TOTAL LIABILITIES...............................           65,420,055      185,325    69,222,696     196,099
                                                                -------------      -------    ----------     -------
MINORITY INTERESTS......................................              650,969        1,844       645,760       1,829
                                                                -------------      -------    ----------     -------
SHAREHOLDERS' EQUITY:
    SHARE CAPITAL.......................................            1,984,944        5,623     1,984,944       5,623
    ADDITIONAL PAID-IN CAPITAL..........................           28,714,904       81,345    28,714,904      81,345
    ACCUMULATED (DEFICIT)...............................           (5,151,388)     (14,593)   (1,516,979)     (4,297)
                                                                -------------      -------    ----------     -------
        TOTAL SHAREHOLDERS' EQUITY......................           25,548,460       72,375    29,182,869      82,671
                                                                -------------      -------    ----------     -------
COMMITMENTS AND CONTINGENCIES
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......           91,619,484      259,544    99,051,325     280,599
                                                                =============      =======    ==========     =======

Exchange rate for the convenience translation of the December 31, 1999 and June 30, 2000 balances is GRD 353.00 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                     For the Six Months Ended June 30, 2000
                           (In thousands of drachmae)

                                                                         Accumulated (Deficit) Retained
                                                                                    Earnings
                                                                      ---------------------------------------
                                                                      Legal,
                                                                       Tax       Accumulated
                                                        Additional   Free and     (Deficit)
                                              Share      Paid-in       Other       Retained
                                             Capital     Capital     Reserves      Earnings         Total         Grand Total
                                             -------     -------     --------      --------         -----         -----------
BALANCE, DECEMBER 31, 1999................   1,984,944   28,714,904   2,852,605     (8,003,993)    (5,151,388)    25,548,460
    Net income for the six months (unaudited)        -            -           -      3,634,409      3,634,409      3,634,409
                                             ---------   ----------   ---------      ---------      ---------     ----------
BALANCE, JUNE 30, 2000 (UNAUDITED)........   1,984,944   28,714,904   2,852,605     (4,369,584)    (1,516,979)    29,182,869
                                             =========   ==========   =========      =========      =========     ==========


    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the six months ended June 30, 1999 and 2000
                   (In thousands of drachmae and U.S. dollars)


                                                                           Unaudited Six Months Ended June 30
                                                                    ---------------------------------------------
                                                                        1999                        2000
                                                                        ----              -----------------------
                                                                       (GRD)              (GRD)            ($)
Cash flows from operating activities
   Net income......................................................     3,294,735         3,634,409        10,296
   Adjustments to reconcile net income to net cash
     Deferred income taxes.........................................     2,043,183         2,377,284         6,735
     Minority interest in loss of consolidated entity..............             -            (5,209)          (15)
     Equity in net income of unconsolidated affiliate..............       (14,899)           (2,677)           (8)
     Amortization of debt issuance expenses........................       169,175           113,367           321
     Amortization of premium on forward contract and
        loss on option.............................................     1,224,719                 -             -
     Depreciation of property and equipment and capital leases
        and amortization of programming costs, goodwill and other
        intangibles................................................     6,577,249         7,325,946        20,753
     Provision for other long-term liabilities.....................        15,000            45,332           129
     Provision for employee retirement benefits....................        22,000            20,096            57
     Change in current assets and liabilities
         (Increase) in accounts and other receivable...............    (4,102,041)       (7,387,630)      (20,928)
         (Increase) in due from/to related parties.................    (1,155,047)         (548,768)       (1,555)
         (Increase) in programming costs...........................    (6,753,431)       (7,319,485)      (20,735)
         (Increase) in prepaid and licensed programming expenditures      (19,642)         (255,203)         (723)
         (Decrease) in trade accounts, notes and cheques payable...    (1,160,499)       (1,518,458)       (4,301)
         (Decrease) in licensed program payable....................      (389,689)         (157,139)         (445)
         (Increase) in inventories.................................      (145,923)         (380,072)       (1,077)
         (Decrease) in accrued expenses and other liabilities......    (5,973,945)         (787,843)       (2,232)
         Increase (decrease) in income taxes payable...............         4,185          (272,593)         (772)
         Other, net................................................      (315,343)         (127,396)         (361)
                                                                       ----------        ----------        ------
              Total adjustments....................................    (9,974,948)       (8,880,448)      (25,157)
                                                                       ----------        ----------        ------
Net cash (used) in operating activities............................    (6,680,213)       (5,246,039)      (14,861)
                                                                       ----------        ----------        ------
Cash flows from investing activities
   Acquisition of affiliated companies.............................   (10,040,283)                -             -
   Deposit for the right of acquisition............................             -        (3,000,000)       (8,499)
   Acquisition of subsidiary, net of cash..........................             -           (55,749)         (158)
   Dividends received..............................................             -            70,890           201
   Purchase of fixed assets........................................      (278,041)       (1,247,791)       (3,535)
                                                                       ----------        ----------        ------
Net cash (used) in investing activities............................   (10,318,324)       (4,232,650)      (11,991)
                                                                       ----------        ----------        ------
Cash flows from financing activities
   Issuance of common shares.......................................    25,270,404                 -             -
   Redemption of Senior Notes......................................    (1,185,994)                -             -
   (Decrease) increase in bank overdrafts and
      short term borrowings, net...................................      (174,641)        1,648,305         4,669
   (Increase) in restricted cash...................................      (195,105)          183,589           520
   Repayments of capital lease obligations.........................       (82,357)         (115,558)         (327)
                                                                       ----------        ----------        ------
Net cash provided by financing activities..........................    23,632,307         1,716,336         4,862
                                                                        ---------         ---------        ------
Effect of exchange rate changes on cash............................     3,565,845         2,592,374         7,344
                                                                       ----------        ----------        ------
Increase (decrease) in cash........................................    10,199,615        (5,169,979)      (14,646)
Cash at beginning of year..........................................    11,300,087        31,772,162        90,006
                                                                       ----------        ----------        ------
Cash at end of year................................................    21,499,702        26,602,183        75,360
                                                                       ==========        ==========        ======
Supplemental disclosure of cash flow information:
     Cash paid for interest........................................     1,402,444         2,064,854         5,849
     Cash paid for income taxes....................................             -           159,541           452

Exchange rate for the convenience translation of the June 30, 2000 balances is GRD 353.00 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The consolidated financial statements and related notes at June 30, 2000 and for the three and six months ended June 30, 1999 and 2000 are unaudited and prepared in conformity with the accounting principles applied in the Company's 1999 Annual Report on Form 20-F for the year ended December 31, 1999. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year or any other interim period.

         Acquisitions of Entities under Common Control

         On May 6, 1999, the Company acquired the following interests: a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         The total purchase price of all the businesses amounted to $38.2 million, comprised of cash consideration of $33.0 million and the assumption of $5.2 million of debt. The total cash purchase price of GRD 10,040 million exceeded the book value of the acquired companies by GRD 11,969 million, resulting in a deemed dividend to the shareholders.

         Acquisitions of Unrelated Businesses

         On October 27, 1999, Antenna TV purchased a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for a total consideration of GRD 1,210 million.

This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 300 million has been allocated to net tangible assets, GRD 200 million to magazine rights and GRD 787 million to goodwill.

         On February 7, 2000, Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 million and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value, GRD 66,416 has been allocated to goodwill. The incremental increase in the royalty payment of 4.5% for the next five years and the payment of 12% royalty for an additional five years, represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity (i.e. goodwill) and amortized over 10 years. Audiotex's revenues for the year ended December 31, 1999 amounted to GRD 855 million. Assuming revenues remained the same over the next 10 years, the additional consideration paid would be approximately GRD 706 million. However the ultimate amount to be paid will only be determined at the end of each period. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

         On March 2, 2000, the Company entered into an agreement with MEAGA S.A., a Greek company listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all of its outstanding indebtedness. As a result, just prior to the acquisition, MEAGA will have no asssets or liabilities. In exchange for its interest in MEAGA, the Company will transfer stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of histroical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders, and a corresponding recognition of a minority interest in the consolidated balance sheet. Regulatory approvals and consents for this transaction have not yet been obtained.

         On April 13, 2000, the Company announced that it had entered into a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to the Company a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. The Company and Internet Gold will also form two new joint ventures that will provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus. To date, the undertaking of Internet related activities has not yet materialized nor have the joint ventures been formed.

         Principles of Consolidation

         The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions are accounted for using the equity method.

         Deferred Charges

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the six months ended June 30, 1999 and 2000 totalled GRD 113 million and GRD 113 million respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the six months ended June 30, 1999 and 2000.

         Foreign Exchange Contracts

         Antenna enters into foreign exchange contracts to manage its exposures to foreign currency exchange and interest rate risks. Financial instruments are recorded in the balance sheets at their fair unless they meet, for accounting purposes, the following hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedge accounting criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

         Antenna was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge elements of its currency exposure on a portion of the principal and interest payable of its US dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 261 million was recognized for the three months ended June 30, 1999 and GRD 783 million was recognized for the six months ended June 30, 1999. There was no amortization for the three month and six months ended June 30, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

         Option

         Antenna was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the consolidated statements of operations. The mark to market adjustment of the option for the three months and six months ended June 30, 1999 of GRD 109 million and GRD 442 million, respectively, was recorded as part of the foreign exchange loss in the consolidated statements of operations. There was no mark to market adjustment for the three months and six months ended June 30, 2000 because the option matured on May 15, 1999.

         Accounting by Producers or Distributors of Films

         The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films," in June 2000, and it is in effect for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. The Company has not yet determined the impact that this statement will have on its financial statements.

2.       TRANSLATIONS OF DRACHMAE INTO U.S. DOLLARS

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on June 30, 2000, which was GRD
353.00 to $1.00. The convenience translations should not be construed as representations that the drachmae amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favourable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                             December 31,              Unaudited
                                                                 1999                June 30, 2000
                                                        ----------------------  ----------------------
                                                                      (in thousands)
Accounts Receivable
      Current:
         Antenna Satellite TV (USA) Inc. .............               1,882,116              2,197,216
         Audiotex S.A.................................                  76,208                      -
         Epikinonia EPE ..............................                 314,172                142,858
         Antenna Satellite Radio......................                  58,655                 76,995
         Antenna TV Ltd. (Cyprus).....................                 938,770                908,114
         Catalogue Auctions Hellas S.A................                  30,439                      -
                                                        ----------------------  ---------------------
                                                                     3,300,360              3,325,183
                                                        ======================  =====================
      Long-term:
         Antenna Satellite TV (USA) Inc. .............               3,276,667              3,528,595
                                                        ----------------------  ---------------------
Advances
      Current:
         Epikinonia EPE ..............................                       -                 19,000
         Catalogue Auctions Hellas S.A. ..............                 156,660                164,229
                                                        ----------------------  ---------------------
                                                                       156,660                183,229
                                                        ----------------------  ---------------------
      Long-term:
         Antenna TV Ltd. (Cyprus).....................                 120,979                120,979
         Epikinonia Ltd...............................                  34,158                 34,158
         JVFM - Epikinonia............................                  18,000                 33,000
                                                        ----------------------  ---------------------
                                                                       173,137                188,137
                                                        ======================  =====================

                                                             December 31,              Unaudited
                                                                 1999                June 30, 2000
                                                        ----------------------  ----------------------
                                                                      (in thousands)
Accounts payable
      Current:
      Payable to minority shareholders of Daphne......                  68,823                     --
                                                        ======================  =====================
      Long-term:
      Payable to minority shareholders of Daphne......                 185,000                185,000
                                                        ======================  =====================

Unaudited revenue from related parties:

                                                             Six Months Ended
                                                                 June 30,
                                                         -----------------------
                                                         1999             2000
                                                         -----------------------
                                                             (in thousands)
Epikinonia Ltd. (Production facilities and
   technical and administrative services)............     208,267       274,000
Antenna Satellite TV (Usa) Inc. (License Fees).......     511,822       147,305
Antenna Satellite Radio (Other)......................      16,081        18,235
Antenna TV Ltd. (Cyprus) (Royalties).................     223,423       249,438
                                                        ---------       -------
                                                          959,593       688,978
Audiotex (Related Party Commission Income)...........     230,972        47,875
                                                        ---------       -------
                                                        1,190,565       763,853
                                                        =========       =======

4.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                 December 31,     Unaudited
                                                    1999         June 30, 2000
                                                 ------------    -------------
                                                          (in thousands)
Produced programming.......................       13,929,446      14,774,727
Purchased sports rights....................        1,861,640       1,618,010
Licensed program rights....................        2,016,979       2,118,670
Prepaid license program rights.............          845,979       1,047,031
Prepaid produced programs and sports.......          822,796         775,256
                                                  ----------      ----------
                                                  19,476,840      20,333,694
Less: current portion......................      (11,824,168)    (12,342,550)
                                                  ----------      ----------
                                                   7,652,672       7,991,144
                                                  ==========      ==========

5.       INTANGIBLES

                                        December 31,             Unaudited
                                           1999                June 30, 2000
                                        ------------           -------------
                                                   (in thousands)

Goodwill.....................               786,561                852,977
Magazine rights .............               200,000                200,000
                                            -------              ---------
                                            986,561              1,052,977
Accumulated amortization.....               (16,000)               (51,959)
                                            -------              ---------
                                            970,561              1,001,018
                                            =======              =========

6.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                          December 31,       Unaudited
                                                              1999         June 30, 2000
                                                          ------------     -------------
                                                                (in thousands)
Advance for the right to acquire an interest in
  Maedonia TV........................................             -           3,000,000
Guarantee deposits...................................       137,849             145,775
                                                            -------           ---------
                                                            137,849           3,145,775
                                                            =======           =========

         On February 24, 2000, the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

7.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 1999 and June 30, 2000 are summarized below (the tax rate in effect at December 31, 1999 and June 30, 2000 was 40%):

                                                                       Unaudited
                                                        December 31,   June 30,
                                                           1999          2000
                                                        ----------    ---------
                                                             (in thousands)
Deferred tax liabilities
   Intangible and tangible assets................          200,000      186,000
   Programming costs.............................        4,250,918    6,640,345
   Reserves......................................          430,348      430,348
   Reserves taxed in a special way...............          233,826      233,826
   Deferred charges..............................          299,383      340,547
   Leased assets.................................          519,016      474,220
   Deferred interest on finance leases...........            5,936        2,450
   Customer advances and accounts payable........          528,673      513,044
   Accrued expenses and other liabilities........           29,359       54,728
                                                        ----------    ---------
Gross deferred tax liabilities...................        6,497,459    8,875,508
                                                        ----------    ---------
Deferred tax assets
   Property and equipment........................           32,718       31,305
   Start up costs................................        1,134,659    1,093,351
   Long-term liability...........................           17,600       16,600
   Long-term lease liability.....................          165,265      131,068
   Short-term lease liability....................          130,962      123,565
   Long-term receivables.........................        1,209,309    1,229,309
   Deferred revenue .............................            5,000        3,600
   Accounts receivable...........................          555,788      508,734
   Employee retirement benefits..................          208,333      216,371
   Other assets..................................          407,126      524,721
   Accrued expenses and other provisions.........          562,945      554,240
   Net operating losses..........................           93,350       93,350
                                                        ----------    ---------
Gross deferred tax assets........................        4,523,055    4,526,214
                                                        ----------    ---------
Less: valuation allowance........................       (1,193,288)  (1,193,288)
                                                        ----------    ---------
Net deferred tax (liability).....................       (3,167,692)  (5,542,582)
                                                        ==========    =========

         Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No. 53. Such agreements, however, are taxable by the local Greek authorities.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                   December 31,    Unaudited
                                                      1999       June 30, 2000
                                                   ----------   --------------
                                                         (in thousands)

Net current deferred tax liability.............    (1,965,298)   (3,603,600)
                                                    =========     =========
Net non-current deferred tax liability.........    (1,599,096)   (2,258,071)
                                                    =========     =========
Net non-current deferred tax assets............       396,702        19,089
                                                    =========     =========

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                Unaudited Three Months    Unaudited Six Months
                                    Ended June 30,            Ended June 30,
                               -----------------------    --------------------
                                   1999         2000         1999         2000
                               -----------------------    --------------------
                                    (in thousands)             (in thousands)
Current....................        5,687      132,285         43,501    177,266
Deferred income taxes......    1,454,488    1,915,880      2,043,183  2,374,890
                               ---------    ---------      ---------  ---------
Provision income taxes.....    1,460,175    2,048,165      2,086,684  2,552,156
                               =========    =========      =========  =========

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1998 and 1999 to pre-tax income is summarized as follows:

                                         Unaudited Three Months          Unaudited Six Months
                                             Ended June 30,                 Ended June 30,
                                       --------------------------        -----------------------
                                           1999            2000             1999          2000
                                       -----------      ---------        ---------     ---------
                                             (in thousands)                 (in thousands)
Tax provision at statutory rate           1,594,990     1.973,046        2,152,568     2,474,626
Goodwill amortization..................           -         4,958                -         9,408
Interest income........................     (95,523)      (63,795)        (134,880)     (113,427)
Disallowed prior period expenses and non-
deductible general expenses............     101,951       108,958          161,181       137,453
(Income) loss not subject to income tax    (28,243)        24,998           20,815        44,096
Change in valuation allowance..........   (113,000)             -        (113,000)             -
                                          ---------     ---------        ---------     ---------
                                          1,460,175     2,048,165        2,086,684     2,552,156
                                          =========     =========        =========     =========

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e. invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         The deferred income taxes relate to the temporary differences between the book value and tax basis of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are analyzed above.

8.      LONG-TERM DEBT

         Long-term debt consists of:

                                                                                                Unaudited
                                                                           December 31,          June 30,
                                                                               1999               2000
                                                                           ------------        -----------
                                                                                    (in thousands)
Senior Notes due 2007 issued on August 12, 1997. Interest on the Notes is paid semi-annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The Senior Notes are redeemable, in whole or in part, at the option of the
     Company at any time on or after August 1, 2002 ..................         36,479,831       39,072,205
                                                                               ==========       ==========

         Interest expense relating to the Senior Notes for the six months ended June 30, 1999 and 2000 totalled GRD 1,574 million and GRD 1,793 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a charge of GRD 19 million ($0.06 million) consisting of the following:

                                                            Unaudited Six Months
                                                             Ended June 30, 1999
                                                            --------------------
                                                                 (in thousands)
Discount on prepayment of Senior Notes.......................            36,890
Write-off of related unamortized debt issuance costs.........           (55,809)
                                                                         -------
                                                                        (18,919)
                                                                         =======

         The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

9.       FOREIGN EXCHANGE (LOSSES)

         Foreign exchange (losses) included in the consolidated statements of operations are analyzed as follows:

                                                                      Unaudited Three Months      Unaudited Six Months
                                                                          Ended June 30,             Ended June 30,
                                                                     ------------------------    ------------------------
                                                                        1999         2000         1999          2000
                                                                     ------------------------    ------------------------
                                                                               (in thousands)           (in thousands)
Realized loss on forward contract.....................               (2,777,096)           --    (2,777,096)          --
Foreign exchange gain on forward contract representing
     difference between balance sheet rate and forward rate
     (US$)............................................                2,539,356            --     4,605,000           --
Amortization of the premium on forward contract.......                 (261,000)           --      (783,000)          --
Mark to market adjustment on option...................                 (109,135)           --      (441,719)          --
Unrealized Foreign exchange gain (loss) on Senior Note               (1,069,382)     (161,052)   (3,565,845)  (2,592,374)
Unrealized Foreign exchange gain on cash, receivables and payables denominated in foreign currencies (US$) and realized gains
     (losses) on transactions.........................                1,059,271       (50,976)    2,434,270      971,677
                                                                      ---------       -------     ---------    ---------
                                                                       (617,986)     (212,028)    (528,390)   (1,620,697)
                                                                      =========       =======     ========     =========

10.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism and Magazines. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

                                                                    Unaudited Six Months Ended June 30, 1999
                                           ----------------------------------------------------------------------------------------
                                             Television        Radio           Pay       Journalism
                                                                           Television      School
                                           ------------       -------      ----------    ----------
                                                                                                      Elimination of
                                             Antenna TV       Antenna        Pacific      Antenna      related party
                                              (Greece)         Radio        Broadcast   Spoudastiki      revenue/          Total
                                                              (Greece)     (Australia)    (Greece)    expenses/assets   Consolidated
                                           ------------       --------     -----------  -----------   ---------------   ------------
                                                                                 (in thousands)
Advertising revenue...................        17,396,555      1,060,122            --            --            --     18,456,677
Related party sales ..................         1,339,020         20,454            --            --      (399,881)       959,593
Other revenue.........................           107,896          4,163       133,066       123,635            --        368,760
                                              ----------      ---------       -------       -------    ----------     ----------
Total revenues........................        18,843,471      1,084,739       133,066       123,635      (399,881)    19,785,030
Depreciating and amortization.........           290,591         22,827        17,884         2,000            --        333,302
Amortization of programming costs.....         6,243,947             --            --            --            --      6,243,947
                                              ----------      ---------       -------       -------    ----------     ----------
Operating income (loss)...............         7,251,583        407,907       (41,052)       15,044      (256,333)     7,377,149
Equity in net income in unconsolidated
  affiliate ..........................            14,898             --            --            --            --         14,898
Related party commission income ......           230,972             --            --            --            --        230,972
Interest expense, net.................        (1,168,706)       (96,514)         (538)           --        25,361     (1,240,397)
Foreign exchange (losses), net........          (496,012)       (21,929)      (10,449)           --            --       (528,390)
Other income, (expense), net..........          (480,236)         7,423            --            --            --       (472,813)
                                              ----------      ---------       -------       -------    ----------     ----------
Income (loss) before tax .............         5,352,499        296,887       (52,039)       15,044      (230,972)     5,381,419
Net income (loss) ....................         3,053,343        283,887       (52,039)        9,544            --      3,294,735
                                              ----------      ---------       -------       -------    ----------     ----------
Total assets as June 30, 1999.........        84,122,282      1,819,098       556,815       137,581   (11,319,642)    75,316,134
                                              ==========      =========       =======       =======   ===========     ==========

                                                                      Unaudited Six Months Ended June 30, 2000
                                             ---------------------------------------------------------------------------------------
                                                                                Pay       Journalism
                                                Television        Radio      Television      School        Magazines
                                             ---------------------------------------------------------------------------------------
                                                                 Antenna       Pacific       Antenna         Daphne
                                                Antenna TV        Radio       Broadcast    Spoudastiki   Communications   Audiotex
                                                 (Greece)        (Greece)    (Australia)    (Greece)        (Greece)      (Greece)
                                             ---------------------------------------------------------------------------------------
                                                                                          (in thousands)
Advertising revenue.................            19,767,205      1,094,330           --            --          893,377          --
Related party sales ................             1,048,525         22,816           --            --            6,250          --
Publication revenue.................                    --             --           --            --        3,711,627          --
Other revenue.......................               151,557         19,888       67,065       130,932          591,443     414,806
                                                ----------      ---------      -------       -------       ----------     -------
Total revenues......................            20,967,287      1,137,034       67,065       130,932        5,202,697     414,806
Depreciating and amortization.......               331,294         23,181       17,941         6,040          199,031       7,105
Amortization of programming costs...             6,717,834             --           --             0               --          --
Operating income (loss).............             8,432,368        371,475       22,057       (65,453)         317,630      61,218
Equity in net income in unconsolidated
 affiliate .........................                 2,677             --           --            --               --          --
Related party commission income.....                47,875             --           --            --               --          --
Interest expense, net...............              (611,154)       (41,660)      (3,062)          (26)        (311,526)        115
Foreign exchange gains (losses), net            (1,463,333)       (28,647)    (129,235)           --              518          --
Other income (expense), net (1)....               (390,216)           140           --           (13)         (25,607)         --
Minority interest in loss of unconsolidated
  subsidiary, net...................                    --             --           --            --            5,209          --
                                             -------------      ---------      -------       -------       ----------     -------
Income (loss) before tax ...........             6,018,217        301,307     (110,240)      (65,492)         (13,775)     61,333
Net income (loss) ..................             3,579,246        179,278     (110,240)      (40,802)         (10,631)     34,457
                                             =============      =========      =======       =======       ==========     =======
Total assets as June 30, 2000.......           100,043,031      2,244,997      419,472       110,598       10,311,800     536,731
                                             =============      =========      =======       =======       ==========     =======
------------------------
(1) Included in Other income (expense), net are start-up costs related to the direct-to-home television business amounting to GRD 373 million.

                                               Elimination of
                                                related party
                                                 revenue/            Total
                                               expenses/assets    Consolidated
                                               ---------------    ------------
Advertising revenue.................                   --         21,754,912
Related party sales ................             (388,613)           688,978
Publication revenue.................                   --          3,711,627
Other revenue.......................                   --          1,375,691
                                               ----------         ----------
Total revenues......................             (388,613)        27,531,208
Depreciating and amortization.......               23,520            608,112
Amortization of programming costs...                   --          6,717,834
Operating income (loss).............              (48,498)         9,090,797
Equity in net income in unconsolidated
 affiliate .........................                   --              2,677
Related party commission income.....                   --             47,875
Interest expense, net...............               43,713           (923,600)
Foreign exchange gains (losses), net                   --         (1,620,697)
Other income (expense), net (1)....                    --           (415,696)
Minority interest in loss of unconsolidated
  subsidiary, net...................                   --              5,209
                                               ----------         ----------
Income (loss) before tax ...........               (4,785)         6,186,565
Net income (loss) ..................                3,101          3,634,409
                                               ==========         ==========
Total assets as June 30, 2000.......          (14,615,304)        99,051,325
                                               ==========         ==========
------------------------
(1) Included in Other income (expense), net are start-up costs related to the direct-to-home television business amounting to GRD 373 million.

         Information with respect to geographical regions is as follows:

                                                      Unaudited Three Months     Unaudited Six Months Ended
                                                          Ended June 30,                 June 30,
                                                      ----------------------------------------------------
                                                         1999        2000           1999          2000
                                                      ----------------------------------------------------
                                                                         (in thousands)
Revenue:
Domestic.......................................       11,067,056   15,695,247     18,916,719    27,022,166
International:
      Related parties .........................          415,080      278,652        735,245       441,978
      Third parties............................           89,853       42,275        133,066        67,064
                                                      ----------   ----------     ----------    ----------
                                                      11,571,989   16,016,174     19,785,030    27,531,208
                                                      ==========   ==========     ==========    ==========

                                                                     As of December 31, 1999
                                    ------------------------------------------------------------------------------------------
                                                                        Pay       Journalism
                                       Television        Radio      Television      School        Magazines
                                    ------------------------------------------------------------------------------------------
                                                        Antenna       Pacific       Antenna         Daphne
                                       Antenna Tv        Radio       Broadcast    Spoudastiki   Communications      Total
                                        (Greece)        (Greece)    (Australia)    (Greece)        (Greece)      Consolidated
                                    ------------------------------------------------------------------------------------------
                                                                          (in thousands)
Long-lived assets:
Domestic............................       9,801,781        114,029           --        21,751        2,486,544     12,424,105
International.......................              --             --      354,045            --               --        354,054

                                                                     Unaudited
                                                                as of June 30, 2000
                    -----------------------------------------------------------------------------------------------------------
                                                                      Journalism
                       Television         Radio       Pay Television    School       Magazines
                    -----------------------------------------------------------------------------------------------------------
                                                         Pacific       Antenna         Daphne
                       Antenna Tv     Antenna Radio     Broadcast    Spoudastiki   Communications    Audiotex        Total
                        (Greece)         (Greece)      (Australia)     (Greece)       (Greece)       (Greece)     Consolidated
                    -----------------------------------------------------------------------------------------------------------
                                                                  (in thousands)
Long-lived assets:
Domestic...........       10,812,964          157,366             --       20,818        2,465,201        34,988     13,491,337
International......               --               --        336,113           --               --            --        336,113

11.      OTHER (EXPENSES)

         Other expense, net is analyzed as follows:

                                                      Unaudited Three Months       Unaudited Six Months
                                                          Ended June 30,              Ended June 30,
                                                      -------------------------------------------------
                                                         1999        2000           1999          2000
                                                      -------------------------------------------------
                                                                         (in thousands)
Start-up costs related to direct-to-home
 business......................................        (187,102)    (373,350)      (444,102)     (373,350)
Charge related to early extinguishment of
 Senior Notes..................................              --           --        (18,919)           --
Other, net ....................................           7,184      (35,108)        (9,792)      (42,346)
                                                        -------      -------        -------       -------
                                                       (179,918)    (408,458)      (472,813)     (415,696)
                                                        =======      =======        =======       =======

12.      SUBSEQUENT EVENTS

         On July 5, 2000, the Company repurchased GRD 3,454 million ($ 9.8 million) of the Senior Notes, with accrued interest of GRD 138 million ($0.39 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a gain of GRD 113 million ($0.32 million) consisting of the following :

                                                                     GRD
                                                               --------------
                                                               (in thousands)

Discount on prepayment of Senior Notes.....................       (217,498)
Write-off of related unamortized debt issuance cost........        104,552
                                                                   -------
                                                                   112,946
                                                                   =======

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company derives a substantial portion of its revenue from the sale of television advertising time (79.0% of total net revenue in the six months ended June 30, 2000 and 93.3% in the six months ended June 30, 1999). While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from its wholly-owned subsidiary, Audiotex S.A. ("Audiotex"), which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd., which produces infomercials and pays Antenna for production and technical support.

         The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus), a company in which the General Manager of the Company is General Manager), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV (USA) Inc., and in Australia through the Company's wholly-owned subsidiary, Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"). In addition, selected news footage is sold to other news broadcasters around the world. The Company also expects to derive revenue from various other sources in the future.

         In October 1999, the Company acquired a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for total consideration of approximately GRD 1.2 billion ($3.6 million) payable in the form of advertising airtime on Antenna's television and radio networks. The Company also derives revenue from the publication of a wide variety of Greek magazines focusing on subjects ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense.

         The Company's revenue fluctuates throughout the year, with advertising revenue at its lowest level during the Company's third fiscal quarter (approximately 9.6% of total net revenue in Fiscal 1999), and at its highest level during the fourth fiscal quarter (approximately 32.3% of total net revenue in Fiscal 1999).

         Cost of sales includes the costs of acquiring foreign programming and Greek features, and the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne in October 1999, cost of sales also includes publication costs. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, the broadcast license fee and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming (principally Greek features). For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting the Company to a specific number of broadcasts during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless the Company determines during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         The Company follows U.S. Financial Accounting Standards Board Statement No. 53 Financial Reporting by Producers and Distributors of Motion Picture Films ("SFAS 53") regarding the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than in respect of news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on the Company's financial condition and results of operations.

         The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films," in June 2000, and it is in effect for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. The Company has not yet determined the impact that this statement will have on its financial statements.

         An important component of the Company's strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up its own programming library. It has implemented this strategy over the past few years by significantly increasing its programming expenditures. The Company retains all rights to the programming in its library and believes that such rights may represent values in excess of net book value. Such value is demonstrated by the advertising revenue that the Company generates from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including, in each case, programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. The Company expects to continue to expand its programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

         In March 1999, the Company raised net proceeds of $86.5 million in an initial public offering (the "IPO") of 7,700,000 American Depositary Shares ("ADSs"), representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the IPO to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 1 of Notes to Financial Statements.

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         On February 7, 2000, the Company acquired the 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 million and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations are included from the date of acquisition. Based on estimates of fair value, GRD 66,416 million has been allocated to goodwill. The incremental increase in the royalty payment of 4.5% for the next five years and the payment of a 12% royalty fee for an additional five years represents the additional consideration payable for the acquired interest and will be recorded as an additional element of the cost of the acquired entity (i.e., goodwill) and amortized over 10 years. Audiotext's revenues for the year ended December 31, 1999 were GRD 855 million. Assuming revenues of the same amount over the next 10 years, the additional consideration paid would be approximately GRD 706. However, the ultimate amount will only be determined at the end of each period. The additional elements of cost will be recorded when the contingency is resolved and the consideration is issuable.

         On February 24, 2000, the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right on gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest. The advance is reflected as a long-term asset on the consolidated balance sheet.

         On March 2, 2000, the Company entered into an agreement with MEAGA S.A., a Greek company listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all of its outstanding indebtedness. As a result, just prior to the acquisition, MEAGA will have no asssets or liabilities. In exchange for its interest in MEAGA, the Company will transfer stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of histroical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders, and a corresponding recognition of a minority interest in the consolidated balance sheet. Regulatory approvals and consents for this transaction have not yet been obtained.

         On April 13, 2000, the Company announced that it had entered into a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to the Company a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. The Company and Internet Gold will also form two new joint ventures that will provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus. To date, the undertaking of Internet related activities has not yet materialized nor have the joint ventures been formed.

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

RESULTS OF OPERATIONS

      Three Months Ended June 30, 2000 (unaudited)
      Compared to Three Months Ended June 30, 1999 (unaudited)

         Total net revenue increased GRD 4,444 million ($12.6 million), or 38.4%, from GRD 11,572 million ($32.8 million) in the three months ended June 30, 1999 to GRD 16,016 million ($45.4 million) in the three months ended June 30, 2000. This increase was attributable primarily to the addition of GRD 2,880 million ($8.2 million) of revenue from Daphne (primarily representing publication revenue), and to a lesser extent, an underlying increase of GRD 1,385 million ($3.9 million) in advertising revenue and the addition of GRD 304 million ($0.86 million) of revenue from Audiotex (primarily representing telephone services revenue), which was accounted for using the equity method prior to February 7, 2000.

         Advertising revenue, which comprised 80.1% of total net revenues for the three months ended June 30, 2000, increased GRD 1,997 million ($ 5.6 million), or 18.4%, from GRD 10,833 million ($30.7 million) in the three months ended June 30, 1999 to GRD 12,830 million ($36.3 million) in the three months ended June 30, 2000. This increase principally reflected an underlying increase in advertising revenue of GRD 1,385 million ($3.9 million), primarily as a result of increases in volume. The total increase in advertising revenue also reflected the addition of GRD 582 million ($1.6 million) of advertising revenue from Daphne.

         Related party revenue decreased GRD 165 million ($0.5 million), or 30.5%, from GRD 542 million ($1.5 million) in the three months ended June 30, 1999 to GRD 377 million ($1.0 million) in the three months ended June 30, 2000, principally reflecting the decrease in programming fees paid by Antenna Satellite.

         Antenna earned publication revenue of GRD 1,766 million ($5.0 million) in the three months ended June 30, 2000, as a result of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 847 million ($2.4 million), or 429%, from GDR 197 million ($0.6 million) in the three months ended June 30, 1999 to GRD 1,044 million ($3.0 million) in the three months ended June 30, 2000, principally as a result of the addition of GRD 532 million ($1.5 million) of other revenue from Daphne and the addition of GRD 304 million ($0.9 million) from Audiotex, which was accounted for using the equity method prior to February 7, 2000.

         Cost of sales increased GRD 2,217 million ($6.3 million), or 122%, from GRD 1,823 million ($5.2 million) in the three months ended June 30, 1999 to GRD 4,040 million ($11.5 million) in the three months ended June 30, 2000. This increase was attributable primarily to the addition of GRD 2,072 million ($5.9 million) of cost of sales from Daphne and, to a lesser extent, the addition of GRD 84 million ($0.24 million) of cost of sales from Audiotex, which was accounted for using the equity method prior to February 7, 2000. The underlying cost of sales increased GRD 19 million ($0.05 million) or 1% in the three months ended June 30, 2000.

         Selling, general and administrative expenses ("SG&A") increased GRD 814 million ($2.3 million), or 66.6%, from GRD 1,221 million ($3.5 million) in the three months ended June 30, 1999 to GRD 2,035 million ($5.8 million) in the three months ended June 30, 2000. This increase was attributable principally to the addition of SG&A of GRD 450 million ($1.3 million) from Daphne. The underlying SG&A expense increased 23.9% from GRD 1,077 million ($3.0 million) to GRD 1,334 million ($3.8 million).

         Amortization of programming costs increased GRD 463 million ($1.3 million), or 14.9%, from GRD 3,106 million ($8.8 million) in the three months ended June 30, 1999 to GRD 3,569 million ($10.1 million) in the three months ended June 30, 2000.

         Depreciation increased GRD 62 million ($0.18 million), or 37%, from GRD 166 million ($0.47 million) in the three months ended June 30, 1999 to GRD 228 million ($0.65 million) in the three months ended June 30, 2000, of which GRD 35 million ($0.10 million) of this increase was attributable to the addition of depreciation from Daphne.

         Operating income increased GRD 889 million ($2.5 million), or 16.9%, from GRD 5,256 million ($14.9 million) in the three months ended June 30, 1999 to 6,145 million ($17.4 million) in the three months ended June 30, 2000, principally reflecting an increase in total net revenue during the period, partially offset by an increase in cost of sales. The increase in operating income also reflected the addition of operating income from Audiotex, which was accounted for using the equity method prior to February 7, 2000 of GRD 184 million ($0.52 million) and from Daphne of GRD 322 million ($0.91 million).

         Interest expense, net increased GRD 4 million ($0.01 million), or 0.72%, from GRD 555 million ($1.6 million) in the three months ended June 30, 1999 to GRD 559 million ($1.6 million) in the three months ended June 30, 2000, reflecting an increase in gross interest expense during the period, principally attributable to the addition of GRD 169 million ($0.48 million) of gross interest expense from Daphne and an increase in underlying interest expense of GRD 100 million ($0.28 million), partially offset by an underlying increase in interest income resulting mainly from higher cash balances outstanding during the three months ended June 30, 2000.

         Foreign exchange losses decreased GRD 406 million ($1.2 million) from a loss of GRD 618 million ($1.8 million) to a loss of GRD 212 million ($0.6 million), primarily reflecting strengthening in the translation of the drachma against the U.S. dollar during the three months ended June 30, 2000.

         Other expense, net increased GRD 229 million ($0.7 million), or 127%, from GRD 180 million ($0.5 million) in the three months ended June 30, 1999 to GRD 409 million ($1.2 million) in the three months ended June 30, 2000. The increase was attributable principally to increased start-up costs associated with the Company's investment in the direct-to-home television broadcast business.

         Equity in net income of unconsolidated affiliates decreased from GRD
0.48 million ($0.001 million) in the three months ended June 30, 1999 to zero in the three months ended June 30, 2000, as a result of the acquisition of the remaining interest in Audiotex, which was accounted for using the equity method prior to February 7, 2000. Related party commission income decreased from GRD 86 million ($0.24 million) in the three months ended June 30, 1999 to zero in the three months ended June 30, 2000, as a result of the reclassification of revenue earned from Audiotex.

         Provision for income taxes increased GRD 588 million ($1.7 million) from GRD 1,460 million ($4.1 million) in the three months ended June 30, 1999 to GRD 2,048 million ($5.8 million) in the three months ended June 30, 2000, principally as a result of increased pre-tax profits. Of the increase in provision for income taxes, GRD 414 million ($1.2 million) was attributable to underlying provision for income taxes and GRD 105 million ($0.30 million) was attributable to the addition of provision for income taxes for Antenna Radio.

         Net income increased GRD 357 million ($1.0 million) from GRD 2,527 million ($7.2 million) in the three months ended June 30, 1999 to GRD 2,884 million ($8.2 million) in the three months ended June 30, 2000. The increase was principally attributable to an increase in net revenues, partially offset by an increase in cost of sales.

      Six Months Ended June 30, 2000 (unaudited)
      Compared to Six Months Ended June 30, 1999 (unaudited)

         Total net revenue increased GRD 7,746 million ($22 million), or 39.2%, from GRD 19,785 million ($56 million) in the six months ended June 30, 1999 to GRD 27,531 million ($78 million) in the six months ended June 30, 2000. This increase was attributable primarily to the addition of GRD 5,196 million ($14.7 million) of revenue from Daphne, and to a lesser extent, an underlying increase in advertising revenue.

         Advertising revenue, which comprised 79% of total net revenues for the six months ended June 30, 1999, increased GRD 3,298 million ($9.3 million), or 17.9%, from GRD 18,457 million ($52.3 million) in the six months ended June 30, 1999 to GRD 21,755 million ($61.6 million) in the six months ended June 30, 2000. This increase principally reflected an underlying increase in advertising revenue of GRD 2,371 ($6.7 million), primarily as a result of increases in volume. The total increase in advertising revenue also reflected the addition of GRD 893 million ($2.5 million) of advertising revenue from Daphne.

         Related party revenue decreased GRD 271 million ($0.77 million), or 28.2%, from GRD 960 million ($2.72 million) in the six months ended June 30, 1999 to GRD 689 million ($1.95 million) in the six months ended June 30, 2000, principally reflecting the decrease in programming fees paid by Antenna Satellite.

         Antenna earned publication revenue of GRD 3,712 million ($10.5 million) in the six months ended June 30, 2000, as a result of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 1,007 million ($2.9 million), or 273%, from GRD 369 million ($1.0 million) in the six months ended June 30, 1999 to GRD 1,376 million ($3.9 million) in the six months ended June 30, 2000, principally as a result of the addition of GRD 591 million ($1.7 million) of other revenue from Daphne and GRD 415 million ($1.2 million) from Audiotex.

         Cost of sales increased GRD 4,306 million ($12.2 million), or 132.5%, from GRD 3,250 million ($9.2 million) in the six months ended June 30, 1999 to GRD 7,556 million ($21.4 million) in the six months ended June 30, 2000. This increase was attributable primarily to the addition of GRD 3,855 million ($10.9 million) of cost of sales from Daphne and, to a lesser extent, an increase in cost of sales of GRD 113 million ($0.32 million) from Audiotex, which was accounted for using the equity method prior to February 7, 2000.

         Selling, general and administrative expenses increased GRD 977 million ($2.8 million), or 37.9%, from GRD 2,581 million ($7.3 million) in the six months ended June 30, 1999 to GRD 3,558 million ($10.1 million) in the six months ended June 30, 2000. This increase was attributable principally to the addition of SG&A of GRD 719 million ($2.0 million) from Daphne and to a lesser extent, underlying SG&A of GRD 127 million ($0.36 million).

         Amortization of programming costs increased GRD 474 million ($1.3 million) from GRD 6,244 million ($17.7 million) in the six months ended June 30, 1999 to GRD 6,718 million ($19.0 million) in the six months ended June 30, 2000.

         Depreciation increased GRD 275 million ($0.78 million), or 82.5%, from GRD 333 million ($0.94 million) in the six months ended June 30, 1999 to GRD 608 million ($1.72 million) in the six months ended June 30, 2000, of which GRD 218 million ($0.62 million) was attributable to the addition of depreciation from Daphne.

         Operating income increased GRD 1,714 million ($4.9 million), or 23.2%, from GRD 7,377 million ($20.9 million) in the six months ended June 30, 1999 to 9,091 million ($25.8 million) in the six months ended June 30, 2000, principally reflecting an increase in total net revenue during the period, partially offset by an increase in cost of sales.

         Interest expense, net decreased GRD 316 million ($0.9 million), or 25.5%, from GRD 1,240 million ($3.5 million) in the six months ended June 30, 1999 to GRD 924 million ($2.6 million) in the six months ended June 30, 2000, reflecting an increase in interest income of GRD 794 million ($2.2 million) principally as a result of higher cash balances outstanding during the six months ended June 30, 2000, partially offset by the addition of GRD 319 million ($0.90 million) of interest expense from Daphne and the addition of GRD 220 million ($0.62 million) of underlying interest expense.

         Foreign exchange losses increased GRD 1,093 million ($3.1 million) from GRD 528 million ($1.5 million) to GRD 1,621 million ($4.6 million), primarily reflecting loss resulting from the translation of the Senior Notes denominated in US dollars partially offset by unrealized gains from the Company's US dollars cash holdings and receivables/payables denominated in foreign currencies.

         Other expense, net decreased GRD 57 million ($ 0.2 million), or 12.1%, from a loss of GRD 473 million ($1.4 million) in the six months ended June 30, 1999 to a loss of GRD 416 million ($1.2 million) in the six months ended June 30, 2000.

         Equity in net income of unconsolidated affiliate decreased from GRD 15 million ($0.04 million) in the six months ended June 30, 1999 to GRD 3 million ($0.001 million) in the six months ended June 30, 2000, as a result of the acquisition of the remaining interest in Audiotex, which was accounted for using the equity method prior to February 7, 2000.

         Related party commission income decreased from GRD 231 million ($0.65 million) in the six months ended June 30, 1999 to GRD 48 million ($0.14 million) in the six months ended June 30, 2000, as a result of the reclassification as related party commission income of revenue earned from Audiotex.

         Provision for income taxes increased GRD 465 million ($1.3 million) from GRD 2,087 million ($5.9 million) in the six months ended June 30, 1999 to GRD 2,552 million ($7.2 million) in the six months ended June 30, 2000, principally as a result of increased pre-tax profits.

         Net income increased GRD 340 million ($0.96 million) from a net income of GRD 3,295 million ($9.34 million) in the six months ended June 30, 1999 to net income of GRD 3,634 million ($10.3 million) in the six months ended June 30, 2000, principally reflecting an underlying increase in operating income.

LIQUIDITY AND CAPITAL RESOURCES

         The Company funds its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of cash flow from operations and equity contributions. As of June 30, 2000, the Company had approximately GRD 39,693 million ($112.4 million) of total debt (long-term indebtedness and long-term obligations under capital leases). In March 1999, the Company completed the IPO of 7,700,000 ADSs, representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. Of the 7,700,000 ADSs sold, 6,160,000 were sold by the Company for net proceeds of $
86.5 million and 1,540,000 were sold by a selling shareholder for net proceeds of $ 14.4 million. On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the IPO to repurchase GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of its outstanding Senior Notes. See Note 8 of Notes to Financial Statements. On May 6, 1999, the Company used a portion of the net proceeds received by it from the IPO to complete the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex. See Note 1 of Notes to Financial Statements.

         The Company's principal use of funds are expenditures for programming, which expenditures totaled GRD 6,773 million ($19.2 million) in the six months ended June 30, 1999 and GRD 7,575 million ($21.5 million) in the six months ended June 30, 2000.

         Operating Activities. Net cash used in operating activities was GRD 6,680 million ($18.9 million) in the six months ended June 30, 1999 compared to GRD 5,246 million ($14.9 million) in the six months ended June 30, 2000.

         Investing Activities. Net cash used in investing activities was GRD 10,318 million ($29.2 million) in the six months ended June 30, 1999, reflecting the cost of the acquisition of interest in Antenna FM, Antenna Spoudastiki Ltd., Audiotex SA and Pacific Broadcast, and GRD 4,233 million ($11.9 million) in the six months ended June 30, 2000, reflecting the cost of the right to acquire a controlling interest in Macedonia TV and increased purchases of fixed assets such as technical and office equipment.

         Financing Activities. Net cash provided by financing activities was GRD 23,632 million ($66.9 million) in the six months ended June 30, 1999 compared to GRD 1,716 million

($4.9 million) in the six months ended June 30, 2000. The decrease in funds provided by financing activities in 2000 principally reflects the fact that in 1999 the Company raised the proceeds of the IPO.

         Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 472 million ($1.3 million). The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the indenture with respect to the Senior Notes.

         Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until April 30, 2002. An installment of approximately GRD 545 million ($1.5 million) was paid during the six month period ended June 30, 2000.

YEAR 2000 AND EURO CONVERSION

         The Company was aware of the issues associated with programming codes in existing computer systems relating to the Year 2000 and similar dates. The Year 2000 problem was pervasive and complex as virtually every computer operation could be affected in some way by the rollover of the two digit year value to 00 and similar problems may arise on other dates, such as December 31, 2000. The main issue was whether computer systems would properly recognize date sensitive information when the date changes. Systems that did not property recognize such information could generate erroneous data or cause a system to fail. The Company has upgraded its management information system under the direction of the Information Technology Department. The principal areas that could be affected by such a problem was its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The hardware and operating systems related to its computer network and software applications related to its business systems were Year 2000- compliant. The Company spent GRD 92 million ($0.3 million) upgrading its computer network. The Company did not experience any Year 2000 problems.

         The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is expected to be capable of handling conversion to the euro.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6%, 4.8%, and 2.6% in the years 1994 through 1999, respectively.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         The Company's functional currency is the drachma but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 415 million ($1.2 million), or 1.5 %, of total net revenue in the six month period ended June 30, 2000. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.6% of total net revenue in the three month period ended June 30, 2000. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 39,834 million ($113 million) at June 30, 2000. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

         The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. The Company is currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

         The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 261 million was recognized for the three months ended June 30, 1999 and GRD 783 million was recognized for the six months ended June 30, 1999. There was no amortization for the three months and the six months ended June 30, 2000 as the forward contract expired on May 15, 2000. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) was offset by corresponding losses or gains on the forward contract's notional amount.

         The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the three months and six months ended June 30, 1999 of GRD 109 million ($0.3 million) and GRD 442 million ($1.3 million), respectively, was recorded as part of the foreign exchange loss in the statement of operations. There was no mark to market adjustment of the option for the three months and six months ended June 30, 2000 because the option matured on May 15, 1999.

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

     Financial Instrument                            Maturity (2007)          Fair Value
-------------------------------                   --------------------     ---------------
                                                   (GRD)        ($)        (GRD)       ($)
                                                                 (in millions)
Senior Notes ($111 million).....................   39,072      111.1       32,716     92.7
Average interest rate...........................          9.76%                   --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         The Company manages interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:

     Financial Instrument                            Maturity (2007)          Fair Value
-------------------------------                   --------------------     ---------------
                                                   (GRD)        ($)        (GRD)       ($)
                                                                 (in millions)
Senior Notes ($111 million).....................   39,072      111.1       32,716      92.7
Average interest rate...........................          9.76%                   --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II.     OTHER INFORMATION

ITEM 2.      CHANGES IN SECURITIES AND USE OF PROCEEDS

(a)      Use of Proceeds From Registered Securities

         The Company's Registration Statement on Form F-1 (Registration No. 333-72247) with respect to the IPO became effective on March 3, 1999. The sale of the ADSs in the IPO commenced on March 3, 1999 and closed on March 9, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

         During the six months ended June 30, 2000, the Company used portions of the IPO proceeds as follows: (i) the acquisition of the 49% interest in Audiotex that it did not already own ($0.2 million); (ii) the acquisition of the right to acquire a controlling interest in Macedonia TV ($8.6 million); and (iii) the purchase of new office space ($1.7 million)

ITEM 5.      OTHER INFORMATION

(a)      Forward-Looking Statements

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward- looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANTENNA TV S.A.
                                        (Registrant)


                                        By:  /s/ Nikolaos Angelopoulos
                                             -------------------------------
                                             Name: Nikolaos Angelopoulos
                                             Title:  Chief Financial Officer


Dated: August 2, 2000